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                                        October 30, 2007


BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Lily Dang, Staff Accountant

RE:     IVANHOE ENERGY INC.
        FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31,2006
        FILED MARCH 16, 2007
        FILE NO. 000-30586

Dear Ms. Dang:

        Per our telephone conversation, the purpose of this letter is to confirm the receipt by Ivanhoe Energy Inc. (the "Company") of the letter dated October 22, 2007 from Karl Hiller, Branch Chief, and the Company's intention to file its response.

        As we discussed, due to the quarter end schedules of the various Company personnel who would be involved in the preparation and review of the response to your letter, the Company will not be in a position to respond within 10 business days as requested in your letter. However, the Company will provide a response by no later than November 26, 2007.


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PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP                                  2



        Please contact the undersigned at (212) 373-3078 if you have any questions or require any further information in connection with this letter.


                                                    Sincerely,


                                                   /s/ Andrew J. Foley
                                                   -------------------------
                                                       Andrew J. Foley


cc: Gordon Lancaster, Ivanhoe Energy Inc.